SCHEDULE 14D-9
                               (Amendment No.1)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             McKESSON CORPORATION
                          (Name of Subject Company)

                             McKESSON CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                 581556 10 7
                    (CUSIP number of Class of Securities)

                            Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKESSON CORPORATION
                                McKesson Plaza
                               One Post Street
                       San Francisco, California 94104
                                (415) 983-8300

                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000




                    This Amendment No. 1 amends the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McKesson Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on July 15, 1994, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (including all associated preferred stock purchase rights), by ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, as follows:

          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following exhibit thereto:

               Exhibit 14     Text of Joint Press Release dated

                              July 27, 1994.


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        McKESSON CORPORATION

          Dated: July 27, 1994          By:/s/ Nancy A. Miller
                                           Name:  Nancy A. Miller
                                           Title: Vice President and
                                                  Corporate Secretary



     EXHIBIT INDEX

     Exhibit No.                   Description

     Exhibit 14          Text of Joint Press Release dated July 27, 1994.